

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

<u>Via E-mail</u>
Mr. Antonio R. Sanchez, III
Chief Executive Officer
Sanchez Energy Corporation
1111 Bagby Street
Suite 1600
Houston, Texas 77002

>   **Re: Sanchez Energy Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 15, 2011**
>   **File No. 333-176613**

Dear Mr. Sanchez:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1. We are in receipt of the confidential treatment request you filed on November 16, 2011. Comments related to that request, if any, will follow in a separate letter. Please be advised that our review of your registration statement will not be complete until we have taken final action on your request for confidential treatment. In that regard, you will not be in a position to request accelerated effectiveness for your registration statement until there are no remaining open issues, including any issues related to your pending confidential treatment request.

2. Please provide a price range and all related disclosure in your next amendment. In that regard, we refer you to prior comments 4, 6, and 12 from our letter to you dated September 29, 2011. As necessary, you may use brackets to identify information that may change in subsequent amendments. Also obtain and file as an exhibit the final, signed version of the legality opinion.

3. We remind you to comply with prior comments 1 and 5 from our letter to you dated September 29, 2011.

Prospectus Summary, page 1

4. In your response to prior comment 3 from our letter to you dated November 8, 2011, you state that you have "20 (gross) proved undeveloped locations, 84 (gross) probable undeveloped locations and 75 (gross) possible undeveloped locations" from 958 identified gross drilling locations and that your "total identified drilling locations are calculated using approximately 120 acre spacing in our Eagle Ford Shale areas and approximately 80 acre spacing in our Haynesville Shale area". Please amend your document to present also the number of such locations to which you have attributed proved undeveloped, probable undeveloped and possible undeveloped reserves (three figures in all).

5. In that regard, we note your statement in your response letter that "the identification of the wells [you] plan to drill through the investing of the capital raised in this offering is material forward looking information to our investors." Expand footnote (6) to your Use of Proceeds table on page 47 to clarify the number of wells, by disclosure or cross-reference, that will be drilled with these proceeds.

Our Properties, page 3

6. In our prior comment 6 from our letter to you dated November 8, 2011, we asked that you disclose the figures for oil separately from those for natural gas in descriptions involving statements of daily or cumulative production. Your amendment now presents statements such as "…production rate from this well was 242 bbl/d". Please amend your document to identify figures for oil with units that include "bopd" or "bo."

Our Competitive Strengths, page 5

7. Please further revise your Business and Properties section to discuss in greater depth the nature of your competition and to identify your principal competitors. See prior comment 8 from our letter to you dated November 8, 2011. See also Item 101(c)(1)(10) of Regulation S-K.

Our Principal Business Relationships, page 7

8. We note your response to prior comment 9 from our letter to you dated November 8, 2011, and we reissue the comment in part. Please quantify the percentage SEP I will own. If the information may change prior to effectiveness of the registration statement, include brackets to indicate this.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

9. We note your disclosure at page 47 and elsewhere that you plan to use a portion of your use of proceeds to fund a part of your $413 million capital expenditure budget for the next two years ending December 31, 2013. Please expand your disclosures to explain the impact on your liquidity and capital resources. In that regard, we also note your statement at page 63, "We have not used debt financing in the past in connection with acquiring and developing our unconventional assets and have no immediate plans to put in place a credit facility."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David P. Elder, Esq.
       Akin Gump Strauss Hauer & Feld LLP